

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Ronald R. Reed
President and CEO
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, OH 43138

> **Re:** **Citizens Independent Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 5, 2013**
> **File No. 333-191004**

Dear Mr. Reed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Please advise us why the board resolutions authorizing the filing of the registration statement are valid since your board does not appear to meet the requirements of your by-laws.

Cover Page

2.   We note your disclosure on page 15 that there is no active market for your common shares and that investors should be prepared to hold their shares indefinitely. Accordingly, please revise your cover page to comply with Item 501(b)(4) of Regulation S-K.

3.   Include prominent disclosure on the cover page and elsewhere in the prospectus identifying the termination date of the offering.

Questions and Answers Relating to the Rights Offering, page 3

4.   Please locate this section so that it follows after your disclosure of "Risk Factors," currently beginning on page 16, in order to meet the requirements of Item 503(c) of Regulation S-K.

Risk Factors, page 16

5.   Please add a risk factor disclosing that only a minority of your board of directors are shareholders of the company, in apparent violation of your by-laws.

6.   Please add a risk factor disclosing that you do not have a Chief Financial Officer and have operated without one since February of this year, out of compliance with the terms of your 2012 FDIC Consent Order.

You may not revoke your exercise of rights…, page 17

7.   Please clarify whether investors will have an opportunity to revoke their investment if the offering is extended.

Credit risks could adversely affect our results of operations, page 22

8.   Please discuss the economic health of your market area, and include disclosure regarding population size, average income, change in home sales and prices, foreclosures, business trends, or other similar indicators that you believe are important to understanding your market. Similarly revise your disclosure on page 73.

Unaudited Pro Forma Financial Information, page 27

9.   Please revise to adjust pro forma equity for the offering costs, or advise.

10.   Please revise to present pro forma adjustments to the income statement to reflect the offering, or advise.

Dilution, page 29

11.   Please indicate the disparity between the effective cost to insiders and to the public in this offering. See Item 506 of Regulation S-K.

Management Discussion and Analysis, page 45

12.   Please discuss what other measures you have considered to raise capital and those which you plan to pursue should the rights offering not raise the minimum $2.5 million required. Similarly, we note your disclosure on page 3 that after this offering you will still not meet the capital requirements imposed by your regulators. Please discuss the source or sources of the additional funds that you intend to raise in order to meet these requirements. If these alternative funding sources are uncertain or impose risks on shareholders, add an additional risk factor.

13.   Revise to discuss the possible and probable consequences of retaining insufficient capital under the terms of your regulatory agreements.

Provisions for Loan Losses, page 48

14.   Please revise to provide an expanded discussion of the more robust ALLL calculation methodology implemented in January, 2013, specifically discussing changes to your methodology, why they were deemed appropriate and quantifying their effect on the ALLL and the provision recorded in the six months ended June 30, 2013.

Compensation of Executive Officers, page 85

15.   Please describe Mr. Reed's compensation agreement as Chief Executive Officer.

Part II.

Exhibits

16.   Please file your memorandum of understanding with the FDIC, dated April 5, 2013, as an exhibit with your next amendment. See Item 601 of Regulation S-K.

Signatures

17.   Please have the Chief Financial Officer and the Chief Accounting Officer sign in those capacities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
        Michael D. Martz, Esq.